UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 31, 2022

Commission File Number: 001-41156

SIGNA Sports United N.V.

Kantstraße 164, Upper West

10623 Berlin, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 31, 2022, SIGNA Sports United N.V. (the “Company”) issued a press release announcing the execution of an amendment to the Revolving Credit Facility. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit No.	Description

99.1	Press release dated May 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNA Sports United N.V.

Date: May 31, 2022	By:	/s/ Stephan Zoll
	Name:	Stephan Zoll
	Title:	Chief Executive Officer